United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Summary of the Decisions Taken at an Extraordinary Meeting of the

Board of Directors of ARACRUZ CELULOSE S.A., held on April 30, 2009.

Summary:

1.	The chairman of the board informed those present of the resignations of board members João Carvalho Miranda and Paulo Henrique de Oliveira Santos, by means of the letters placed at their disposal. He further informed that Mr. Fabio Faria, elected to the company’s Board of Directors at an Extraordinary General Meeting held on March 25, 2009, did not sign the appropriate documents for his investiture within the legally stipulated period, with the result that the his position of titular member was once more vacant. Consequently, the company’s Board of Directors currently comprises just 6 (six) members, since no-one has been proposed to fill the vacant positions.

2.	The Board of Directors approved the Board of Officers practice, implemented since April 1st, of using hedge accounting to mitigate the effects of economic risks and so as to allow gains and losses to be recognized as offsetting the results deriving from the instrument(s) that is(are) the object(s) of the hedging. Following ratification of the use of this methodology, the board decided that the option to use such practices should be integrated within the company’s Financial Policy.

3.	The board confirmed the position of Mr. Sergio Duarte Pinheiro as a member of the Audit Committee, on which he is the Coordinator and Financial Expert, and also appointed Messrs. Wang Wei Chang and Mauricio Aquino Halewicz to the Audit Committee, with identical mandates to those of the present members of the company’s Board of Directors.

ARACRUZ CELULOSE S.A. - Rodovia Aracruz-Barra do Riacho, s/nº - Aracruz, ES - Brasil - 29197-000 - Tel.: (27) 3270- 2122 - Fax: (27) 3270-2136 - SÃO PAULO (SP) - Av. Brigadeiro Faria Lima, 2277 - 4º andar - São Paulo, SP - Brasil - 01452-000 - Tel.: (11) 3301-4111 - Fax: (11) 3301-4202 - GUAÍBA (RS) - Rua São Geraldo, 1800 - Guaíba, RS - Brasil - 92500-000 - Tel.: (51) 2139-7111 - Fax: (51) 2139-7111 - ARUS - FUNDAÇÃO ARACRUZ DE SEGURIDADE SOCIAL - Rodovia Aracruz-Barra do Riacho, Km 25 - Caixa Postal 331011 - Aracruz, ES - Brasil - 29197-000 - Tel.: (27)3270-2122 - Fax: (27)3270-2763 - ARACRUZ PRODUTOS DE MADEIRA S.A. - Rodovia BR 418, Km 37 - Posto da Mata, BA - Brasil - 45928-000 - Tel.: (73) 209-1293 - Fax: (73) 209-1162 - ARACRUZ CELULOSE INC. - 16300 NE 19th Ave., Suite 210 North Miami Beach, FL - 33162 - USA - Tel.: 1 (305) 940-9762 - Fax: 1 (305) 940-9763 - ARACRUZ (EUROPE) S.A. - Av. Reverdil, 12-14 - CH-1260 - Nyon, Switzerland - Tel: 41 (22) 994-9030 - Fax: 41 (22) 994-9040 - ARACRUZ TRADING INTERNATIONAL LTD. - Akácos út 11 - H-2161 - Csomád, Hungary - Tel.: 36 (28) 566-576 - Fax: 36 (28) 566-575 - ARACRUZ TRADING INTERNATIONAL LTD. (China) - 2501-2 Great Eagle Centre - 23 Harbour Road - Wanchai - Hong Kong - SAR - Tel.: (852) 2866-7956 - Fax: (852) 2865-2423 - ARACRUZ CELULOSE S.A. BEIJING REPRESENTATIVE OFFICE - Towercrest Plaza, Suite 724 - 3, Mai Zi Dian West Road - Chao Yong District - Beijing 100016 - China - Tel.: (86)1-6467-4335 - Fax: (86)1-6467-4339

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer